Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Nadine Rosin
Assistant Vice President
and Senior Counsel
Phone: 860-466-2832
Nadine.Rosin@LFG.com
October 18, 2022

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:            The Lincoln National Life Insurance Company
Lincoln National Variable Annuity Account L (File No. 811-07645)
CIK No. 0001015343
Lincoln PathBuilder IncomeSM IRA (File No. 333-265679)
SEC Accession No. 0000726865-22-000564
Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (the “Company”) and Lincoln National Variable Annuity Account L (the “Separate Account”) hereby request the withdrawal of the above-referenced registration statement on Form N-4. The pre-effective amendment to the registration statement was filed with the Securities and Exchange Commission on September 16, 2022 (the “Registration Statement”).

The Registration Statement was ordered effective on September 21, 2022. No securities were sold in connection with the Registration Statement. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Registration Statement as soon as practicable.

The Registration was previously filed under the incorrect separate account (Lincoln National Variable Annuity Account L). The Company intends to promptly re-file a new registration statement under the correct separate account (Lincoln National Variable Annuity Account C).

If you have any questions regarding this matter, please contact the undersigned at (860) 466-2832.

Sincerely,

Nadine Rosin

Nadine Rosin